Filed by Provident Bancorp, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Provident Bancorp, Inc.
SEC File No.: 001-39090
Filer’s SEC File No.: 001-39090
Date: June 5, 2025

Employee Announcement Email
Subject: Important News: A New Chapter Ahead with Needham Bank
Dear Team,
I’m pleased to share some important news about the future of our organization. We have entered into a definitive merger agreement to be acquired by Needham Bank. We anticipate closing the transaction, pending regulatory approval, sometime in late 2025.  This marks the beginning of a promising new chapter for our organization—one that brings significant opportunities. Needham Bank is a financially strong, forward-thinking institution with over $5 billion in assets and a shared commitment to innovation and community values. Needham is known for delivering the personal service of community banking while embracing innovation. While they currently do not operate in our geographic footprint, they see incredible value in our people, our culture, and the relationships we’ve built in our markets.
What does this mean for you:
•	Our branches will remain open, and continuing to serve our communities is a shared priority.
•	A culture of mutual respect. Needham Bank’s leadership deeply values the culture we have built here. Together, we’ll work to preserve the best of who we are while embracing new strengths.
•
Our people are at the heart of this transition. While some departments may experience changes, we are committed to approaching every step of this process with care and transparency. Roles will be evaluated thoughtfully, and we will work to provide clarity and support as decisions are made.

•
With both banks using the same core system (COCC) and sharing several other key vendors, we anticipate the transition will be smoother for customers and employees—giving you more time to focus on new products, services, and getting to know the culture.

•	We’ll be able to offer customers more. From HELOCs and mortgages to expanded commercial lending and business services, we’ll have the in-house solutions that customers have been asking for.
•	We’re committed to clear, ongoing communication and guidance as we move forward together.
•	Resources are on the way. We’re building a transition hub with FAQs and updates, and we’ll keep you in the loop every step of the way.
Have questions?
We know you will—and we want to hear them. Please don’t hesitate to submit questions directly to AskJoe@bankprov.com.
I’ll be hosting our Friday morning huddle tomorrow and plan to address your most immediate questions then. To make sure yours is included, please send it to AskJoe@bankprov.com no later than 8:00 AM Friday.
We’ve already started to create some FAQs and have attached them here. These will also be added to the HUB for easy reference and ongoing updates.

We’re also in the process of planning a town hall with the Needham Bank leadership team so you can get to know them directly, hear more about what’s ahead, and ask questions in real time.
While we may not have all the answers right now, please know that we are committed to working aggressively to provide more information as it becomes available. Your questions help guide that process, and we encourage you to keep them coming.
We understand that change can bring uncertainty, but please know that employee interests were a key part of the decision to move forward. We are committed to being transparent every step of the way and ensuring you feel supported and informed.
Thank you for everything you do—you’ve helped build an amazing organization that others want to partner with, and that’s something to be proud of.
With appreciation,
Joe Reilly

ADDITIONAL INFORMATION AND WHERE TO FIND IT
In connection with the proposed merger transaction, NB Bancorp, Inc. (“Needham”) intends to file with the SEC a Registration Statement on Form S-4 that will include a Proxy Statement of Provident Bancorp, Inc. (“Provident”) and a Prospectus of Needham (the “proxy statement/prospectus”), as well as other relevant documents concerning the proposed transaction. INVESTORS AND STOCKHOLDERS OF NEEDHAM AND PROVIDENT ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN THEY BECOMES AVAILABLE AND EACH OTHER RELEVANT DOCUMENT FILED WITH THE SEC, AS WELL AS ANY AMENDMENT OR SUPPLEMENT TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Provident will mail the definitive proxy statement/prospectus to its shareholders. Provident shareholders are also urged to carefully review and consider Needham’s and Provident’s public filings with the SEC, including, but not limited to, their respective proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K. Copies of the Registration Statement on Form S-4 and of the proxy statement/prospectus and other filings incorporated by reference therein, as well as other filings containing information about Needham and Provident, can be obtained, free of charge, as they become available at the SEC’s website (http://www.sec.gov).  Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to the Needham’s Investor Relations via email at ir@needhambank.com or by telephone at (781) 474-5408, or to Provident Investor Relations via email at kfisher@bankprov.com or by telephone at (603) 318-2660.